UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

MODULE SUPPLY AND PURCHASE AGREEMENT

On July 2, 2025, TOYO Solar Texas LLC, a Texas limited liability company (“TOYO Solar TX”) and subsidiary of TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”), entered into that certain module supply and purchase agreement (the “Module Supply and Purchase Agreement”) with New Leaf Energy Buyer, Inc., a Delaware corporation (“NLEB”). Pursuant to the Module Supply and Purchase Agreement, TOYO Solar TX agrees to manufacture and sell to NLEB an aggregate of 380,380 units of photovoltaic modules and components (the “Products”) for the purchase price in the total amount of approximately $60 million (the “Purchase Order Value”). The term of the Module Supply and Purchase Agreement expires on December 31, 2025, unless terminated earlier by the parties under the terms and conditions set forth therein.

In connection with the Module Supply and Purchase Agreement, on July 2, 2025, the Company, as the parent of TOYO Solar TX, entered into that certain parent guaranty agreement (“Parent Guaranty”) in favor and for NLEB, pursuant to which the Company agrees to unconditionally and irrevocably guaranty the obligations of TOYO Solar TX under the Module Supply and Purchase Agreement. The total liability of the Company under the Parent Guaranty is limited to the amount of the Purchase Order Value plus any incurred expenses and costs of enforcing the Parent Guaranty.

Copies of the Module Supply and Purchase Agreement and the Parent Guaranty are being furnished as Exhibit 99.1 and Exhibit 99.2 with this Report on Form 6-K, respectively. The foregoing description of the Module Supply and Purchase Agreement and the Parent Guaranty does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Module Supply and Purchase Agreement and the Parent Guaranty, respectively.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of the Company on Form S-8 (No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Module Supply and Purchase Agreement dated July 2, 2025
10.2	Parent Guaranty dated July 2, 2025

*	Portion of this exhibit has been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: August 5, 2025

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